

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

Via E-mail
Harry Bagot
Chief Executive Officer
US Fuel Corporation
7 White Horse Pike #200
Atco, New Jersey 08004

> **Re: US Fuel Corporation**
> **Registration Statement on Form 10-12G**
> **Filed May 1, 2014**
> **File No. 000-31959**

Dear Mr. Bagot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1.   Include a glossary of technical terms, such as those we reference in our letter dated March 13, 2014, in your next amendment.

Business, page 3

General

2.   Please revise to describe your transition from coal-to-liquid efforts to your current business plan to developing a gas-to-liquid facility.

3.   We note that you reference FT liquids and ultra-low sulfur diesel (ULSD) throughout your filing. In response to prior comment 13 from our letter to you dated March 13, 2014, you also state that you can sell the final product from the Fischer Tropsch process at ULSD prices. Please revise your filing to identify your final product consistently, either as FT liquids or as ULSD, to the extent that your product meets the industry standards of ULSD.

Current Business Model and Operations, page 6

4.   We note you disclose at page 7 that you will compete for a share of the diesel fuel market. Please revise to distinguish diesel fuel that is produced from oil as opposed to gas.

5.   Please revise your filing to specify diesel fuel as your primary end product, as you indicate in response to prior comment 8.

6.   In response to prior comment 6, you emphasize that the unidentified existing pipelines and storage are "compatible with the method of distribution."   It is still not clear how you plan to transport your GTL diesel fuel. Your disclosure seems to suggest that you would transport via pipeline despite the different physical characteristics of such diesel from traditional diesel fuel. Please advise or revise.

7.   Please incorporate your response to prior comment 6, in which you state that there are no small or large small gas-to-liquid facilities in the U.S. Also clarify your reference to "large small."

Market Opportunity, page 8

8.   We note your response to prior comment 14 but we do not see the referenced chart on page 9. Please provide a legible chart in your next filing.

9.   On page 6, you indicate that you shifted away from coal-to-liquids to gas-to-liquids technology in the fourth quarter of 2013.   However, the letter of support you provide in response to prior comment 15 references your efforts in developing diesel fuel from local coal, not natural gas. Please amend your disclosures to reflect this clarification, and also disclose whether you are still considering the two potential sites referenced in the letter.

Recent Sales of Unregistered Securities, page 20

10.   Please expand your disclosures to describe, or appropriate cross-reference, the terms of the original issue discount of $50,000 from the $100,000 secured convertible denture that you issued to 112359 Factor Fund LLC on December 13, 2013.

Directors and Executive Officers, page 14

11.   We note your response and reissue prior comment 23. Please explain the principal business of Kentucky Fuel Associates, and refer to Item 401(e)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

12.   Please file a report from your independent registered public accounting firm that indicates both the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Note 2 – Significant Accounting Policies, page F-7

Basis of presentation, page F-7

13.   Your response to comment 28 in our letter dated March 13, 2014 states "the Company became a development stage enterprise for financial statement reporting purposes effective January 2012." As such, please modify your Consolidated Balance Sheets on page F-3 to comply with FASB ASC 915-210-45-1.

Exhibits

14.   Please ensure that all material contracts you file as exhibits are complete. For example, we note that the agreement filed as Exhibits 10.8 appears to reference missing schedules. Please refile such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. See also Instruction 2 to Item 601 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: Louis Taubman
       Hunter Taubman Weiss, LLP